UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 9, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cellular Dynamics International, Inc.

File No. 333-189049 -- CF# 31956

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Cellular Dynamics International, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 3, 2013, as amended.

Based on representations by Cellular Dynamics International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.42	through November 21, 2016
Exhibit 10.43	through June 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary